EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Plan Administrator of the
Retirement Savings Plan of Forest Oil Corporation:

We consent to the incorporation by reference in the Registration Statement (No. 033-59504) on Form S-8 of our report dated May 26, 2006, with respect to the statements of net assets available for benefits of Retirement Savings Plan of Forest Oil Corporation as of December 31, 2005 and December 31, 2004, the related statement of changes in net assets available for benefits for the year ended December 31, 2005, and the related supplemental schedule of Schedule H, line 4i - schedule of assets (held at end of year) as of December 31, 2005, which report appears in the December 31, 2005 annual report on Form 11-K of Retirement Savings Plan of Forest Oil Corporation.

Ehrhardt Keefe Steiner & Hottman PC

June 21, 2006
Denver, Colorado